Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Woo Essentials, Inc
200 W. 6th St. Suite 2660
Austin, TX 79701
https://woomoreplay.com/

Up to $1,234,999.80 in Non-Voting Common Stock at $1.45
Minimum Target Amount: $14,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Woo Essentials, Inc
Address: 200 W. 6th St. Suite 2660, Austin, TX 79701
State of Incorporation: DE
Date Incorporated: May 22, 2020

Terms:

Equity

Offering Minimum: $14,998.80 | 10,344 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.80 | 851,724 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.45
Minimum Investment Amount (per investor): $249.40

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Investor Perk

Invest $1,000+ within the first 48 hours and receive 15% off woomoreplay.com for life

Invest $10,000+ within the first 48 hours and receive 7% bonus shares

Invest $10,000+ within the first two weeks and receive 5% bonus shares

Flash Perk

Invest $1,000+ between February 19th and 21st and receive 15% off woomoreplay.com for life

Invest $1,000+ between March 14th - 16th and receive 15% off woomoreplay.com for life

Volume-Based Investor Perks

Tier 1 Perk — Invest $500+ and receive: 50% off 1 year-long subscription (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 2 Perk — Invest $1000+ and receive: 1 free year-long subscription (valued at $324) (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 3 Perk — Invest $5,000+ and receive 2 free year-long subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) 10% off woomoreplay.com for life. Free product on birthday. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 4 Perk — Invest $10,000+ and receive: 2 free year-long subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) 20% off woomoreplay.com for life. Free product on birthday. Get to come on set for one of our photoshoots. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 5 Perk — Invest $25,000+ and receive: 5% bonus shares. Free lifetime subscription (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 20% off woomoreplay.com for life. You get to help create a new merch design. Come see behind the scenes. Get to come on set and listen to the Podcast episode live. Get to come on set for one of our photoshoots. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 6 Perk — Invest $50,000+ and receive: 10% bonus shares. 2 Free lifetime subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 20% off woomoreplay.com for life. You get to help create a new lube flavor. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 7 Perk — Invest $100,000+ and receive: 10% bonus shares. 2 Free lifetime subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 25% off woomoreplay.com for life. Dinner with the founders: Michael, Westin, and Lauryn. You get to help create a new lube flavor. Invitation to join the annual call with the executive team + our version of an owners certificate

- Year long = 1 shipment per month for 12 months
- Subscription Limitations: The discounted or free subscriptions provided as perks are limited to on-demand single products listed and do not include any future products that may be added to the subscription offerings. Subscriptions and % discounts include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.
- Annual Call: The invitation to the annual call with the executive team does not guarantee personal interaction or individual questions to be addressed, as it may be in a group format.
- Ownership Certificate: The ownership certificate provided is a symbolic acknowledgment of investment and does not confer legal ownership rights or stock certificates unless explicitly stated.
- Photoshoot Participation: The opportunity to come on set to a photoshoot is subject to scheduling and may require compliance with company policies and may not include transportation or accommodation expenses.
- Lifetime Subscription: Lifetime subscriptions are non-transferable and are subject to the continued operation of the product line and company. The company reserves the right to modify subscription terms with prior notice.
- Dinner with Founders: The dinner with founders perk is subject to the founders' availability and scheduling. It may be subject to location limitations and does not cover the cost of travel or accommodations for the investor.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Woo Essentials, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.45 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $145. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WOO Essentials, Inc. ("WOO MORE PLAY", "Woo" or the "Company") is a C-Corp organized under the laws of the state of Delaware that specializes in creating natural and organic intimate products. The Company focuses on enhancing sexual wellness and intimacy through a range of products such as lubricants, oils, and accessories that are designed to be women-centered, body-safe, and free from harmful chemicals. WOO MORE PLAY operates on a direct-to-consumer business model, primarily selling its products online through its website and various e-commerce platforms.

Intellectual Property ("IP"): The Company was granted two US trademarks, filed with the USPTO on December 31, 2019, and June 1, 2021. In addition, the Company has applied for four (4) US trademarks, owns the formulations of our coconut lube, fem wash, fem wipes, and owns the IP of two toys.

WOO Essentials, Inc. was initially organized as WOO Essentials, LLC, a California Limited Liability Company on April 25, 2016, and converted to a Delaware Corporation on May 22, 2020.

The Skinny Confidential ("Playwear Essentials, Inc." or "TSC") is a separate legal entity (not a subsidiary or joint venture) and the Company conducts resource sharing with TSC that is billed to Woo Essentials, Inc. with TSC as a vendor. The Company has co-founders and investors in common, but they are completely separate businesses.

Competitors and Industry

Industry: The US sexual wellness market is forecasted to reach $55B by 2031[1], with the global market reaching $110B by 2030.[2]

Yet, straight women aren't having good sex – only 5% of women expect to orgasm each time they have sex.

Competition: The Company has several major competitors in the sexual wellness market. Some of the top competitors in our industry include: Maude, Dame, Cake, and the Honey Pot Company. Despite the present competitive landscape, Woo More Play is set apart by being Female-focused, organic and natural, accessible for new users, having omnichannel distribution, and a focus on education.

1 https://www.globenewswire.com/en/news-release/2023/04/17/2648529/0/en/Global-Sexual-Wellness-Market-to-Hit-Sales-of-US-54-8-Billion-by-2031-Astute-Analytica.html

2 https://finance.yahoo.com/news/sexual-wellness-market-size-reach-151000534.html#:~:text=As%20per%20the%20analysis%2C%20the,USD%20110.33%20billion%20by%202030.

3 https://www.theguardian.com/lifeandstyle/2023/mar/21/the-orgasm-gap-and-how-to-close-it-dont-equate-sex-and-penetration

Current Stage and Roadmap

Current Stage: The Company's products are currently on the market and generating sales. As of 2023, the company has achieved $11 million in lifetime revenue, with projections indicating a potential to surpass $3.1 million in total revenue for the year. WOO MORE PLAY has cultivated a robust customer base exceeding 150,000 individuals, expanded its SKU shelf placements by 200+ in 2023 alone, and successfully opened 25 new retail accounts within the same year. The company's upcoming retail launches are set to include retailers including Anthropologie.com, GoPuff, and Nordstrom.com in the first quarter of 2024.

In addition, WOO MORE PLAY has submitted an FDA application for 510k medical device clearance on its hero SKU, with anticipation of approval in Q1 2024. The company boasts strong customer retention metrics, with 23% of orders stemming from subscriptions and a 52% rate of returning customers, as of July 2023. WOO MORE PLAY has also garnered significant media attention, being featured in top publications like VICE, Women's Health, and Vogue. Its performance as a top intimacy brand at retailers like Revolve and Anthropologie, coupled with a staggering 1,848% growth on Amazon over the last 24 months, highlights its market traction. Financially, the company has shown improved efficiency with 33% net revenue growth, a 38% EBITDA gain, and a reduction in monthly cash burn by 8%, as of July 2023. Additionally, the launch of the Ex Virgin podcast in partnership with Dear Media, hosted by Carter Cruise, has broadened its consumer engagement channels.

Future Roadmap: The Company's efforts for the next few years will be focused on becoming the #1 resource for women new to shopping intimacy products, reaching $10M+ in annual revenue, obtaining brick-and-mortar retail placement in 1,000+ doors, obtaining 510K clearance on its hero SKU, Coconut Love Oil, and innovating with new intimate wellness products, including additional lubricants & female-focused devices.

The Team

Officers and Directors

Name: Mackenzie Swan

Mackenzie Swan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Lead strategic direction and day-to-day execution of all primary business functions including marketing, sales, regulatory & financial oversight. Mackenzie receives an annual salary of $125,000 and has options up to 10% of post-seed prime round with 4 year vesting schedule.

Other business experience in the past three years:

- Employer: Good Clean Love, Inc.
  Title: VP Sales & Marketing
  Dates of Service: September, 2017 - October, 2021
  Responsibilities: Oversaw brand growth initiatives, retail channel growth & e-commerce business development.

Name: Westin Mitchell

Westin Mitchell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Creative Director
  Dates of Service: April, 2016 - Present
  Responsibilities: Leads all branding & marketing efforts. Westin receives an annual salary of $100,000 and holds 24.47% equity in WOO MORE PLAY.

Other business experience in the past three years:

- Employer: Playwear Essentials, Inc
  Title: Creative Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Led branding and product development.

Other business experience in the past three years:

- Employer: The Skinny Confidential, Inc.
  Title: Freelance contractor for design and brand
  Dates of Service: April, 2016 - Present
  Responsibilities: Freelance brand strategy and design projects

Name: Richard Blankenship

Richard Blankenship's current primary role is with Dream Ventures. Richard Blankenship currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: Board Member and lead investor in the business. Richard does not receive any salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Dream Ventures
  Title: Founder & General Partner
  Dates of Service: March, 2022 - Present
  Responsibilities: Founder / CEO / GP at Dream Ventures, an early-stage $50M venture fund.

Other business experience in the past three years:

- Employer: Prizeout
  Title: Prior Chief Revenue Officer & Board Member
  Dates of Service: May, 2019 - April, 2021
  Responsibilities: Prior Chief Revenue Officer & Board Member for Prizeout

Other business experience in the past three years:

- Employer: Fuse Technologies
  Title: Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Board Member for Fuse Technologies

Other business experience in the past three years:

- Employer: MyWorld
  Title: President & Board Member
  Dates of Service: February, 2022 - December, 2023
  Responsibilities: President & Board Member for MyWorld

Other business experience in the past three years:

- Employer: Mezcla
  Title: Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Board Member for Mezcla

Other business experience in the past three years:

- Employer: The Skinny Confidential
  Title: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Board Member for The Skinny Confidential

Other business experience in the past three years:

- Employer: Ather Digital
  Title: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Board Member for Ather Digital

Other business experience in the past three years:

- Employer: Roomza
  Title: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Board Member for Roomza

Other business experience in the past three years:

- Employer: NFT Text
  Title: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Board Member for NFT Text

Other business experience in the past three years:

- Employer: Chubby Snacks
  Title: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Board Member for Chubby Snacks

Other business experience in the past three years:

- Employer: Hedge
  Title: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Board Member for Hedge

Other business experience in the past three years:

- Employer: Dream Pops
  Title: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Board Member for Dream Pops

Name: Michael Bosstick

Michael Bosstick's current primary role is with Dear Media. Michael Bosstick currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2017 - Present
  Responsibilities: Board Member and General Partner. Michael does not receive a salary but holds 44.622% equity in the Company.

Other business experience in the past three years:

- Employer: Dear Media
  Title: CEO
  Dates of Service: February, 2018 - Present
  Responsibilities: CEO of Dear Media, The largest female marketplace in audio. Runs day-to-day operations alongside top Dear Media leadership, makes all large financial/partnership decisions.

Other business experience in the past three years:

- Employer: M. Bosstick Management,Inc. / Self-employed
  Title: President
  Dates of Service: January, 2010 - Present
  Responsibilities: Management of the Bosstick family portfolio of business Management of the Bosstick family portfolio of business.

Other business experience in the past three years:

- Employer: The Skinny Confidential
  Title: Managing Partner
  Dates of Service: January, 2012 - Present
  Responsibilities: To help make high-level financial and investment decisions, partnership decisions, and participate in board meetings as needed.

Other business experience in the past three years:

- Employer: JetBed, Inc.
  Title: Former Chief Executive Officer, Now Board Member & Advisor
  Dates of Service: January, 2008 - Present
  Responsibilities: To help make high-level financial and investment decisions and participate in board meetings as needed.

Name: Lauren Bosstick

Lauren Bosstick's current primary role is with The Skinny Confidential. Lauren Bosstick currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Director
  Dates of Service: February, 2017 - Present
  Responsibilities: Advises on strategies promoting growth and creativity. Lauren does not receive a salary but holds 35.675% equity in the Company.

Other business experience in the past three years:

- Employer: The Skinny Confidential
  Title: CEO, Founder
  Dates of Service: September, 2011 - Present
  Responsibilities: Building a beauty routine brand, advising on strategy to continue growth and create market-disrupting products.

Other business experience in the past three years:

- Employer: The Skinny Confidential Him & Her Show / Self-Employed

Title: Podcast Host
Dates of Service: January, 2016 - Present
Responsibilities: Top-performing podcast with over 200mil downloads to date, interviewing experts and notable figures from all around the world

Other business experience in the past three years:

- Employer: Blog-Doo
  Title: Co-Founder
  Dates of Service: January, 2015 - Present
  Responsibilities: Blog-doo is a blog design & consulting company. Take your blog to the next level with services ranging from logo design to a complete overhaul of your blog and advisement on strategy to better-performance and higher revenue.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Westin Mitchell	2,792,590	Voting Common Stock	24.47%
Bosstick, Inc. (Michael & Lauren Bosstick)	4,071,320	Voting Common Stock	35.675%
Dear Media LLC (Michael Bosstick)	549,451	Series Seed Preferred Stock	8.947%
Dear Media LLC (Michael Bosstick)	471,577	Series Seed Prime Preferred Stock	

The Company's Securities

The Company has authorized Series Seed Preferred Stock, Series Seed Prime Preferred Stock, Voting Common Stock, Non-Voting Common Stock, SAFE 1, and SAFE 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 851,724 of Non-Voting Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 549,451 with a total of 549,451 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. The company will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, voting together on an as-converted basis, are entitled to elect three directors of the company.

Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as single class: (i) alter the rights, powers or privileges of any series of Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects such series of Preferred Stock, (b) increase or decrease the authorized number of shares of any series of Preferred Stock, (c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or (e) otherwise enter into or be a party to any transaction with any director, officer, or employee of the company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event.

Optional Conversion Rights. Holders of Series Seed Preferred Sstock have the right to can be convert the Series Seed Preferred Stock, at the option of the holder into shares ofed to Voting Common Stock as is determined by dividing the

Original Issue Price for the Series Seed Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No based on a conversion ratio, with no fractional shares of Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares, the company will pay cash instead. (cash paid instead).

Mandatory Conversion: Each share of Series Seed Preferred Stock will be automatically converted into Voting Common Stock at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series Seed Preferred Stock conversion price, which is $0.91, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 3.9.4 of the company's Restated Certificate. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board; or (ix) shares of Common Stock issued pursuant to the Reclassification.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Preemptive Rights: If the company chooses not to exercise its right of first refusal on a transfer of common stock, this right is assigned to Major Investors. They can purchase the securities proposed for transfer (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation."

Participation Right: Major Investors have the right of first refusal to purchase their Pro Rata Share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as Exhibit F to the Form C Filing.

Series Seed Prime Preferred Stock

The amount of security authorized is 1,037,467 with a total of 1,037,467 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. The company will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, voting together on an as-converted basis, are entitled to elect three directors of the company.

Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as single class: (i) alter the rights, powers or privileges of any series of Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects such series of Preferred Stock, (b) increase or decrease the authorized number of shares of any series of Preferred Stock, (c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or (e) otherwise enter into or be a party to any transaction with any director, officer, or employee of the company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event.

Optional Conversion. Holders of Series Seed Prime Preferred Stock have the right to convert the Series Seed Prime Preferred Stock, at the option of the holder into shares of Voting Common Stock as is determined by dividing the Original Issue Price for the Series Seed Prime Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No fractional shares of Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares, the company will pay cash instead.

Mandatory Conversion: Each share of Series Seed Prime Preferred Stock will be automatically converted into Voting Common Stock at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series Seed Prime Preferred Stock conversion price, which is $1.06027, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 3.9.4 of the company's Restated Certificate. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its

subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board; or (ix) shares of Common Stock issued pursuant to the Reclassification.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Preemptive Rights: If the company chooses not to exercise its right of first refusal on a transfer of common stock, this right is assigned to Major Investors. They can purchase the securities proposed for transfer (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation."

Participation Right: Major Investors have the right of first refusal to purchase their Pro Rata Share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as Exhibit F to the Form C Filing.

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 10,152,016 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount of Voting Common Stock outstanding includes 1,990,936 shares that are subject to stock options outstanding under the Company's 2020 Equity Incentive Plan and 661,079 shares reserved but unissued under such 2020 Equity Incentive Plan.

Rights of Voting Common Stock: The rights of Voting Common Stock are subject to and qualified by the rights of Preferred Stock as described in the Restated Certificate.

Voting Rights: Holders of Voting Common Stock have one vote per share at stockholder meetings and for written consents in lieu of meetings. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the

holders of record of the shares of Voting Common Stock, exclusively and as a separate class, are entitled to elect three directors of the company.

Non-cumulative Voting: Generally, Voting Common Stock does not have cumulative voting rights, except under specific circumstances.

Cumulative Voting: If the company falls under Section 2115 of the California Corporations Code, stockholders can cumulate votes.

Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to the stockholders after payment of all debts and other liabilities and subject to the prior rights of the holders of shares of Preferred Stock.

Bylaws - Transfer Restrictions & Right of First Refusal: The Company's Bylaws contain a restriction on transfer and a Company right of first refusal applicable to any proposed transfers of stock, subject in each case to specified exceptions.

Certain of the Company's Voting Common Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Voting Common Stockholders:

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation.

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached and the Stockholder Agreement as Exhibit F to the Form C Filing.

Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Rights of Non-Voting Common Stock: The rights of Non-Voting Common Stock shall have the same rights, privileges and limitations as shares of Voting Common Stock except for voting rights. The dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the Preferred Stock.

No Voting Rights: Non-Voting Common Stock will have no voting rights unless required by law.

Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to the stockholders after payment of all debts and other liabilities and subject to the prior rights of the holders of shares of Preferred Stock.

Bylaws - Transfer Restrictions & Right of First Refusal: The Company's Bylaws contain a restriction on transfer and a Company right of first refusal applicable to any proposed transfers of stock, subject in each case to specified exceptions.

The total number of shares outstanding on a fully diluted basis, 11,738,934 shares, includes 549,451 shares of Series Seed Preferred Stock, 1,037,467 shares of Series Seed Prime Preferred Stock, 10,152,016 shares of Voting Common Stock (which includes 1,990,936 shares that are subject to stock options outstanding under the Company's 2020 Equity Incentive Plan and 661,079 shares reserved but unissued under such 2020 Equity Incentive Plan).

Investors in the Company will also be parties to the Amended Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. By subscribing to the Offering, the Investor agrees to become a party to the Stockholder Agreement and agrees to be bound by the terms of the Stockholder Agreement as a Key Holder.

Below are a few of the material rights and obligations applicable to Non-Voting Common Stockholders outlined in the Stockholder Agreement:

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to

180 days following the IPO's registration statement effective date.

<u>Drag Along Right</u>: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation.

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached and the Stockholder Agreement as Exhibit F to the Form C Filing.

SAFE 1

The security will convert into Preferred stock (or a shadow series thereof) of the next round of equity financing and the terms of the SAFE 1 are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).

Material Rights

Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)

SAFE 2

The security will convert into Preferred stock (or a shadow series thereof) of the next round of equity financing and the terms of the SAFE 2 are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).

Material Rights

Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Prime Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,100,000.00
  Number of Securities Sold: 1,037,467
  Use of proceeds: Marketing, customer acquisition, team building, product development, working capital
  Date: June 09, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $260,000.00
  Use of proceeds: Marketing, customer acquisition, team building, product development, working capital
  Date: October 03, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue in 2021 was $2,410,511 compared to $2,487,838 in 2022. Revenue growth was due to eCommerce sales increases, Amazon sales increases, and new wholesale accounts opening.

<u>Cost of Sales</u>

Cost of Sales in 2021 was $1,215,860 compared to $1,442,184 in 2022. Cost of Sales grew due to COGS increases, primarily associated with new product launches in 2022.

<u>Gross Margins</u>

Gross Margins in 2021 were $1,194,651 compared to $1,045,654 in 2022. Gross Profit changes were primarily due to new product releases and increased COGS in 2022, wholesale channel growth which carries lower margins compared to eCommerce channel sales, and team expansion.

<u>Expenses</u>

Expenses in 2021 were $1,764,458 compared to $1,805,889 in 2022. Increased expenses resulted from product development, regulatory fees, and team expansion.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. This belief stems from the fact that

historically, the company has experienced negative cash flows. However, moving forward, we anticipate a path to profitability, marking a significant shift from our past financial trajectory. In the past, our primary source of cash was generated through selling products online. This method served as the foundation of our financial structure during the initial phases of our business. Our goal is to reach a financial breakeven point and achieve profitability. This includes increasing our monthly online revenues, enhancing the share of subscription sales, and reducing the Cost of Goods Sold (COGS). We aim to benefit from economies of scale, which we expect will significantly improve our financial health and cash flow situation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of January 2024, the Company has capital resources available in the form of $187,597 cash on hand, with an additional $150,000 available in new lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign (80-90%), if it raises its maximum funding goal. However, we have other sources of capital that ensure the company's viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $25,600 for expenses related to inventory, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

Should the Company raise the maximum offering amount, we anticipate the Company will also be able to operate indefinitely. In this scenario, our monthly burn rate would increase by 50%, amounting to around $45,000 per month. The additional funds would enable us to move more quickly on product development, though we would not add new categories of expenses but rather increase our efforts in existing ones.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital, including additional revenue-based financing, equity-based financing, and private debt loans up to $600,000. These contemplated sources of capital would provide further financial stability and support for our ongoing operations and growth initiatives.

Indebtedness

- Creditor: Westin Mitchell
  Amount Owed: $30,000.00
  Interest Rate: 0.0%

- Creditor: Bosstick, Inc
  Amount Owed: $122,600.00
  Interest Rate: 0.0%

- Creditor: Shopify Capital Loan
  Amount Owed: $109,631.48
  Interest Rate: 0.0%

Shopify capital loan of $200k, they take 15% of daily sales until a total of 226k is repaid (total interest is 26k)

Related Party Transactions

- Name of Entity: Westin Mitchell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Founder loan in the amount of $30,000
  Material Terms: No interest or due date

- Name of Entity: Bosstick, Inc
  Names of 20% owners: Michael & Lauren Bosstick
  Relationship to Company: Founder & 20%+ Owner
  Nature / amount of interest in the transaction: Founder loan in the amount of $122,600
  Material Terms: No interest or due date

- Name of Entity: Dear Media
  Names of 20% owners: Michael Bosstick
  Relationship to Company: Founder & Board Member
  Nature / amount of interest in the transaction: Dear Media has participated in two equity investment rounds for Woo.
  Material Terms: Dear Media invested $500k in our Seed Round in 2020, and another $500k in our Seed Prime Round in 2022.

Valuation

Pre-Money Valuation: $17,021,454.30

Valuation Details:

WOO MORE PLAY's $17M pre-money valuation is grounded in the company's year-over-year revenue growth, with the last 12 months (as of November 2023) showing revenues of just over $3 million. Applying a 5x revenue multiplier, which aligns with industry standards and is reflective of valuations of comparable companies in the sector, supports this valuation. For instance, Church & Dwight's 2022 acquisition of Hero Cosmetics was completed at approximately 5.5x LTM revenue. Kellogg's 2017 acquisition of RXBar serves as another benchmark, with the transaction valued at around 5x revenue.

In addition, WOO MORE PLAY led a priced round in Q3 2022 with a pre-money valuation of $11 million. Since that time, the company has demonstrated notable progress, including additional revenue growth, expansion in distribution channels, and customer base. Furthermore, the submission of an FDA 510k medical device clearance application represents a significant step towards compliance and market credibility, potentially opening new market opportunities and enhancing consumer trust in the product.

WOO MORE PLAY operates on a direct-to-consumer business model, primarily selling its products online through its website and various e-commerce platforms. The Company also sells its products via retail partnerships, including Revolve, Anthropologie, Nordstrom, and others. The Company was granted two US trademarks, filed with the USPTO on December 31, 2019, and June 1, 2021. In addition, the Company has applied for four (4) US trademarks, owns the formulations of our coconut lube, fem wash, fem wipes, and owns the IP of two toys.

The total number of shares outstanding on a fully diluted basis, 11,738,934 shares, includes 549,451 shares of Series Seed Preferred Stock, 1,037,467 shares of Series Seed Prime Preferred Stock, 10,152,016 shares of Voting Common Stock (which includes 1,990,936 shares that are subject to stock options outstanding under the Company's 2020 Equity Incentive Plan and 661,079 shares reserved but unissued under such 2020 Equity Incentive Plan).

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $260,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Sources:
RXBar: https://www.prnewswire.com/news-releases/kellogg-adds-rxbar-fastest-growing-us-nutrition-bar-brand-to-wholesome-snacks-portfolio-300532438.html

Hero: https://www.businesswire.com/news/home/20220906005426/en/Church-Dwight-to-Acquire-Hero-creator-of-the-Mighty-Patch%C2%AE-Brand-for-630-million

Use of Proceeds

If we raise the Target Offering Amount of $14,998.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Crowdfunding Marketing
  5.0%
  5% of funds raised in this offering will be used to promote the campaign.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Retail Growth
  10.0%
  Funds will be used for trade spending and promotional activities to support new retail launches. This includes retailer-specific promotions and expanding our broker network to enhance market presence.

- Marketing
  30.0%
  Investment in digital marketing and digital customer acquisition strategies. This includes advertising on Amazon and the growth of the Woo-sponsored podcast. Additionally, funds will be allocated for e-commerce enhancements to improve our website's functionality and user experience.

- Regulatory
  10.0%
  Funds will be used to support our 510k submission and maintain our quality management system.

- Product Development
  20.0%
  Funds will be directed towards innovation and the extension of our product line, focusing on introducing new and improved products to the market.

- Working Capital & Inventory
  18.0%
  Funds will be allocated to working capital and inventory. This includes general and administrative expenses. Funds will also support planned manufacturing optimizations to improve efficiency and reduce costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://woomoreplay.com/ (woomoreplay.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/woomoreplay

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Woo Essentials, Inc

[See attached]



Woo Essentials, Inc
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Woo Essentials, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 6, 2023

WOO ESSENTIALS, INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2,022	2,021
ASSETS		
Current Assets:		
Cash and Cash Equivalents	352,364	37,510
Accounts Receivable	30,320	19,326
Prepaid Expenses	12,386	11,550
Inventory- Finished Goods	208,338	132,583
Inventory- Prepaid	14,164	-
Other Current assets	29,640	11,314
Total Current Assets	647,212	212,283
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	330	726
Other Assets	1,500	1,500
Total Non-Current Assets	1,830	2,226
TOTAL ASSETS	649,042	214,509
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	593,758	594,643
Loans due to Founders	152,600	30,000
Other Liabilities	27,773	110,860
Total Current Liabilities	774,131	735,502
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	774,131	735,502
EQUITY		
Common Stock	116,035	116,035
Additional Paid in Capital	1,599,999	500,000
Accumulated Deficit	(1,841,123)	(1,137,028)
Total Equity	(125,089)	(520,993)
TOTAL LIABILITIES AND EQUITY	649,042	214,509

WOO ESSENTIALS, INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,022	2,021
Revenue	2,487,838	2,410,511
Revenue- Online	2,196,069	2,200,903
Revenue- Amazon	189,281	100,852
Revenue- Wholesale	102,488	108,756
Cost of Revenue	1,442,184	1,215,860
COGS	1,442,184	1,215,860
Gross Profit	1,045,654	1,194,651
Operating Expenses		
Advertising and Marketing	665,301	673,388
General and Administrative	728,793	866,098
Payroll Expenses	411,795	224,972
Total Operating Expenses	1,805,889	1,764,458
Operating Income (loss)	(760,235)	(569,807)
Total Other Income	-	-
Other Expense:		
Other Expense	(56,140)	19,375
Total Other Expense	(56,140)	19,375
Earnings Before Income Taxes	(704,095)	(589,182)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(704,095)	(589,182)

WOO ESSENTIALS, INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,022	2,021
OPERATING ACTIVITIES		
Net Income (Loss)	(704,095)	(589,182)
Accounts Payable and Accrued Expenses	(885)	478,291
Inventory	(89,919)	(34,779)
Accounts Receivable	(10,994)	(17,125)
Prepaids	(836)	26,534
Other	21,188	64,334
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(81,446)	517,255
Net Cash provided by (used in) Operating Activities	(785,541)	(71,927)
INVESTING ACTIVITIES		
Equipment	396	3,836
Net Cash provided by (used by) Investing Activities	396	3,836
FINANCING ACTIVITIES		-
Additional paid in capital	1,099,999	-
Net Cash provided by (used in) Financing Activities	1,099,999	-
Cash at the beginning of period	37,510	105,601
Net Cash increase (decrease) for period	314,854	(68,091)

WOO ESSENTIALS, INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	75,000,001	750	549,541	5	615,279	(547,846)	68,189
Net Income (Loss)	-		-	-	-	(589,182)	(589,182)
Ending Balance 12/31/2021	75,000,001	750	549,541	5	615,279	(1,137,028)	(520,993)
Issuance of Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	1,099,999	-	1,099,999
Net Income (Loss)	-	-	-	-	-	(704,095)	(704,095)
Ending Balance 12/31/2022	75,000,001	750	549,541	5	1,715,278	(1,841,123)	(125,089)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Woo Essentials, Inc ("the Company") was formed in Delaware on May 22, 2020. The Company plans to earn revenue by consumer goods in the sexual wellness category, both online and in retail stores. The Company's headquarters is in Austin, Texas. The Company's customers are primarily located in the United States. The company will conduct a crowdfunding under regulation CF in 2024 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Going Concern Consideration</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.   Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $37,510 and $352,364 in cash and $0 and $0 in cash equivalents as of December 31, 2021 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	3	1,188	858	-	330
Grand Total	**-**	**1,188**	**858**	**-**	**330**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling sexual wellness products directly to the customer through their shopify site, amazon and other third parties.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of sale net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of general corporate and operating expenses expenses, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. As of December 2022 the company had 1,081,771 shares which had not vested. The company measures the stock options based on the Company's most recent 409A valuation at the time of the grant date. The Market value for grants issued prior to 2021 was $0.23, for grants issued prior to September 2021 was $0.26, and those after was $0.27.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding loans in the amount of $152,600 to the company's owners. The balance is non-interest bearing and is payable on demand. Refer to Note 5 for additional information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In March 2020 and January 2022, the Company entered into loan agreements for $30,000 and $122,600 respectively from the company's founders. These loans are 0% interest and are payable on demand. Refer to Note 3 for additional details.

NOTE 6 – EQUITY

The Company had authorized 12,289,471 shares of Common Stock with a par value of $0.00001 per share, and had 7,500,001 shares issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share. Unless required by law, there shall be no cumulative voting.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. All dividends shall be declared pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted to Common Stock basis.

As of December 31, 2021, the Company had authorized 1,964,184 shares of Preferred Stock with a par value of $0.00001 per share. The Company had designated all shares of Preferred Stock as Series Seed Preferred Stock, 549,451 shares of which were issued and outstanding.

As of December 2022 The Company had authorized 1,964,184 shares of Preferred Stock with a par value of $0.00001 per share. The Company had designated 549,451 shares of Preferred Stock as Series Seed Preferred Stock, all of which were issued and outstanding. The Company had designated 1,414,733 shares of Preferred Stock as Series Seed Prime Preferred Stock, of which 1,037,467 shares were issued and outstanding.

Voting: Each holder of outstanding shares of Preferred stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on a matter. Certain extraordinary actions of the Company, such as paying dividends or certain redemptions or repurchases of capital stock, require approval of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted to Common stock basis)

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. All dividends shall be declared pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted to Common Stock basis.

Conversion: The holders of Preferred Stock have the right to convert shares of Preferred Stock into shares of Common Stock at a rate of 1 to 1 at the discretion of the stockholder or automatically under certain circumstances such as an initial public offering or upon the election of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted to Common stock basis). The rate at which shares of Preferred Stock convert into shares of Common Stock are subject to adjustment as the result of certain dilutive issuances, stock splits, stock combinations and certain other circumstances.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event the holders of shares of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock in respect thereof, the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 6, 2023, the date these financial statements were available to be issued.

On July 28, 2023, the Company took a loan of $200k from Shopify Capital, with an estimated maturity period of 301 days from the loan origination, which can be estimated to be May 24, 2024. The loan payment schedule is 15% of daily shopify sales until the loan is paid back, with total interest of $26K.

Additionally, on December 1, 2023,, the Company took a loan of $123.6K from Shopify Capital, with an estimated maturity period of 242 days from the loan origination, which can be estimated to be August 1, 2024.. The loan payment schedule is 15% of daily shopify sales until the loan is paid back, with total interest of $12.3K.

The company entered into two SAFE notes, one for $250,000 in September 2023 and one for $10,000 in October 2023. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a $1.06027 share price.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



WOO MORE PLAY is not live or open to the public at this moment.

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GET A PIECE OF WOO MORE PLAY

Even better sex. Imagine that.

Woo More Play is a pioneering sexual wellness brand dedicated to reshaping intimacy. Our product lineup features the #1 selling sex SKU at a leading eCommerce platform with $1B ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



From the founders of The Skinny Confidential & Dear Media

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST



- Woo More Play makes premium natural, organic sexual wellness products and sells a bottle of lube every 7 minutes to its community of 150K+ customers.
- Woo is thriving in the sexual wellness market, benefitting from its $11M+ lifetime revenue; retail collaborations including Nordstrom, Anthropologie & Walmart; and notable customer loyalty, with subscriptions making up nearly 25% of all orders shipped.
- Secured over $2M in venture funding, supported by industry leaders such as Dear Media, a top podcast network with 250M+ total downloads, and Dream Ventures, a top CPG venture fund.





Invest Now
$1.45 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249.40	$17.02M

A Bold Approach to Women's Sexual Wellness

Did you know?

Many women don't enjoy sex.

50%	ONLY 5%	ONLY 40-60%
of women don't expect an orgasm from sex	of straight women orgasm every time	of women masturbate

...and Woo is here to fix this.

*Source | Source | Source

Explore the evolution of sexual wellness with Woo More Play, the trailblazing wellness brand on a mission to reshape intimacy. Woo was founded in 2016 by a dynamic trio— leading

lifestyle influencer, Lauryn Bosstick, her husband, Michael Bosstick, hosts of the well-known Skinny Confidential podcast, and their best friend, Westin Mitchell. And by the way, these founders have been in business together for 10+ years, and are the entrepreneurs behind Dear Media, the largest female podcast marketplace in audio (200M+ episode downloads) & The Skinny Confidential, the leading daily routine brand in beauty (1.5M+ social following.)

It's a good time to invest in the intimacy space. The sexual wellness market is experiencing massive growth: the global market size is expected to reach $125.1B by 2026 with a 12.4% CAGR (Source), with the US market alone reaching over $15.8B by 2027 (Source).

We've turned the world of sexual wellness into a playground, infusing fun into natural, organic products designed for both women and men. Beyond our innovative offerings, Woo has cultivated a vibrant community, with 63% of our customers being newcomers to the category. Positioned between Seed and Series A, we bring a unique blend of direct-to-consumer presence, strategic partnerships, and a community-driven approach at the crossroads of pleasure, education, and empowerment.

The juicy part? Woo is proud to hold the #1 selling oil-based lube at a major retail chain with nearly 60 brick-and-mortar locations—ensuring our playful mission is spreading far and wide.


We're here to help you find your voice
with our all-in-one intimacy brand
WOO
Freshies
VIBEZ
LUBRICANTS
DEVICES
CLEANSING

THE OPPORTUNITY

Unapologetically Pleasure-Centric

We deserve great sex.

Mind-blowing, healthy sex. Physiological and psychological benefits by the dozen, it reduces stress, alleviates menstrual cramps, strengthens our immune system, and improves body image, sleep, self-esteem, bladder control, and muscle tone in the pelvic area. It's also just—amazing.

It's not fair some of us are missing out.

As society becomes more open about sexual health, Woo More Play is destigmatizing and redefining intimacy for both men and women, encouraging them to experiment, discover, and integrate sexual wellness products into their lives and relationships.


Did you know 63% of our customers are new to buying sex products?
more pleasure.
more orgasms.
more play.
WOO
MORE PLAY
COCONUT
LOVE OIL

Key Retail Partnerships

ANTHROPOLOGIE REVOLVE NORDSTROM

HUSTLER HOLLYWOOD Pellequr DERM to DOOR

C.O.Bigelow PopUp Grocer Walmart ><.com

Recognizing the growing demand for accessible pleasure products among women, our mission is to rewrite the pleasure playbook for individuals seeking natural and organic sex products. We're everywhere you want to be online (hello, Amazon!), and you can even find us hanging out in cool spots like C.O. Bigelow, GoPuff, and the legendary Hustler Hollywood. Plus, we're shaking things up in the brick-and-mortar scene, riding the wave of the fastest-growing consumer category.

Woo addresses the pain points of those seeking increased intimacy, enhanced experiences, and a gateway to sexual wellness without the discomfort associated with adult shops. We captivate a diverse audience through podcast distribution, engaging digital education channels, and a commitment to ingredient safety.



OUR TRACTION

A Feel-Good Cultural Shift with a 1800% Happiness Boost



1,848%
growth in less
than 2 years

45% Less
spend on
marketing

55%
lower CAC
compared to 2022

Woo's unique trajectory includes an FDA application for medical device clearance, positioning it as the 3rd sex startup to achieve such authorization. Our impressive Amazon growth, (1,848% in the last 24 months), coupled with a 190% YoY increase, has helped to position us as a category leader online, as well as our podcast channel growth and backing from industry leaders like **Dear Media and Dream Ventures** (VC fund also backing notable CPG brands like Dream Pops, toto, Chubby Snacks, and more). Recognized with awards like Cosmopolitan Lube Awards and Startup CPG Shelfies finalist, Woo offers a unique investment opportunity while standing at the forefront of innovation and cultural resonance.

Retention & Engagement

23%
of shipped orders are from subscription

Word of Mouth
is #3 top lead source for new customers

63%
of Woo's community are new to purchasing sex toys

Amazon revenue up 189% vs. LY
(Jan-Oct 2023 vs. LY)





5.67x | Paid digital ROAS

2,000+ | 5-star reviews

Woo More Play was born from a revelation discovered through the tantalizing tales of The Skinny Confidential blog, when co-founder Lauryn Bosstick shared her experience using coconut oil as a lubricant with her TSC community and received a staggering response. We've since expanded our award-winning team with Mackie (our rockstar CEO), whose CPG experience and track record at Good Clean Love led to a significant PE backing, adding invaluable expertise to the Woo More Play team.




COSMOPOLITAN
17 Lubricants for Women That Do Their Job Very, Very Well
marie claire
The 14 Best Lubes for Every Need
INSIDER
FINALIST
Woo Play More Coconut Love Oil
FINALIST

Woo More Play has graced the pages of VICE, GQ, and Women's Health, and more, solidifying our reputation as a leading sexual wellness brand.

And guess what? Subscriptions are our love language, making up almost 25% of all orders shipped, while our 58% returning customer rate speaks volumes about the passion we spark.

WHY INVEST

Ignite Pleasure and Empower Intimacy



Woo More Play is ready to “woo” not just our community but the world, aiming to become the #1 resource for anyone new to shopping intimacy products with our commitment to body-safe and organic ingredients. Your investment can help us expand our retail footprint, and towards our goal to ultimately become a leading premium sexual wellness brand.

Together, let's make Woo the go-to destination for those exploring sex and intimacy.

Don't miss out—invest in pleasure, invest in Woo More Play!

ABOUT

HEADQUARTERS
200 W. 6th St. Suite 2660
Austin, TX 79701

WEBSITE
View Site

Woo More Play is a pioneering sexual wellness brand dedicated to reshaping intimacy. Our product lineup features the #1 selling sex SKU at a leading eCommerce platform with $1B ARR.

TEAM





Lauryn Bosstick
Board Member, Director

Lauryn Bosstick is an entrepreneur, podcaster, author, and brand-builder behind The Skinny Confidential.



Michael Bosstick
Board Member

Michael Bosstick is the Founder and CEO of Dear Media, a groundbreaking media powerhouse with a true content, community, and commerce model. Dear Media currently boasts over 80 unique channels and continues to break barriers to pave the way for best-in-class digital talent. Michael has participated as a founder, operator, marketer, & investor. With his wife Lauryn, Michael also co-created and co-hosts The Skinny Confidential Him & Her show, one of the most recognizable podcasts worldwide.



Westin Mitchell
Founder, Creative Director

As the founder and Creative Director of WOO, Westin strives to exceed expectations in the sexual wellness market with exclusive direct-to-consumer goods that express the company's vision for female-forward luxury and practical living.





Mackie Swan
CEO & Board Member

Mackie Swan is a strategic business leader, brand builder & a champion of women's sexual wellness. A high-energy, growth-oriented executive with a proven track record scaling consumer brands, Mackie has a passion for growing high performing teams and helping mission driven businesses succeed.





Richard Blankenship
Board Member

Richard Blankenship is the Founder & CEO of Dream Ventures – a generalist early-stage venture capital firm. Richard was also a Co-Founder, Chief Revenue Officer and Board Member for Prizeout, an innovative FinTech withdrawal platform. He is also the Chief Revenue Officer for a family office with $500M+AUM where he's executed across a variety of roles over 9+ years.



TERMS
WOO MORE PLAY

Overview

PRICE PER SHARE
$1.45

VALUATION
$17.02M

DEADLINE ⓘ
Apr. 26, 2024 at 12:59 AM CST

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.40

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.80

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
10,344

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
851,724

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum	 →
Financials	 ⌄
Risks	 ⌄

What is a Equity Offering?

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Investor Perk

Invest $1,000+ within the first 48 hours and receive 15% off woomoreplay.com for life

Invest $10,000+ within the first 48 hours and receive 7% bonus shares

Invest $10,000+ within the first two weeks and receive 5% bonus shares

Flash Perk

Invest $1,000+ between February 19th and 21st and receive 15% off woomoreplay.com for life

Invest $1,000+ between March 14th - 16th and receive 15% off woomoreplay.com for life

Volume-Based Investor Perks

Tier 1 Perk — Invest $500+ and receive: 50% off 1 year-long subscription (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 2 Perk — Invest $1000+ and receive: 1 free year-long subscription (valued at $324) (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 3 Perk — Invest $5,000+ and receive 2 free year-long subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) 10% off woomoreplay.com for life. Free product on birthday. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 4 Perk — Invest $10,000+ and receive: 2 free year-long subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.) 20% off woomoreplay.com for life. Free product on birthday. Get to come on set for one of our photoshoots. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 5 Perk — Invest $25,000+ and receive: 5% bonus shares. Free lifetime subscription (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 20% off woomoreplay.com for life. You get to help create a new merch design. Come see behind the scenes. Get to come on set and listen to the Podcast episode live. Get to come on set for one of our photoshoots. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 6 Perk — Invest $50,000+ and receive: 10% bonus shares. 2 Free lifetime subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 20% off woomoreplay.com for life. You get to help create a new lube flavor. Invitation to join the annual call with the executive team + our version of an owners certificate

Tier 7 Perk — Invest $100,000+ and receive: 10% bonus shares. 2 Free lifetime subscriptions (Subscriptions include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.). 25% off woomoreplay.com for life. Dinner with the founders: Michael, Westin, and Lauryn. You get to help create a new lube flavor. Invitation to join the annual call with the executive team + our version of an owners certificate

- *Year long = 1 shipment per month for 12 months*
- *Subscription Limitations: The discounted or free subscriptions provided as perks are limited to on-demand single products listed and do not include any future products that may be added to the subscription offerings. Subscriptions and % discounts include only on-demand single products such as Love Oil, Shag Juice, Freshies, Be There in Five.*
- *Annual Call: The invitation to the annual call with the executive team does not guarantee personal interaction or individual questions to be addressed, as it may be in a group format.*
- *Ownership Certificate: The ownership certificate provided is a symbolic acknowledgment of investment and does not confer legal ownership rights or stock certificates unless explicitly stated.*
- *Photoshoot Participation: The opportunity to come on set to a photoshoot is subject to scheduling and may require compliance with company policies and may not include transportation or accommodation expenses.*
- *Lifetime Subscription: Lifetime subscriptions are non-transferable and are subject to the continued operation of the product line and company. The company reserves the right to modify subscription terms with prior notice.*
- *Dinner with Founders: The dinner with founders perk is subject to the founders' availability and scheduling. It may be subject to location limitations and does not cover the cost of travel or accommodations for the investor.*

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Woo Essentials, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.45 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $145. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

Mind Body Green
My Sex Life Changed Overnight When I Added This Product To The Mix (+ It's 30% Off)

View Article

Business Insider
The 5 best lubes for sex in 2023

View Article

Cosmopolitan
Presenting: Cosmo's First (!) Ever (!) Lube Awards

View Article

Marie Claire
The 14 Best Lubes for Every Need

View Article

Glamour
16 Best Lubes for Everyone (and Every Sexual Need)

View Article

Show More Press

ALL UPDATES

Show More Updates

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

Westin: Oh, glad you could make it here. I'm Wes, founder of Woo More Play. Ever heard of something called the "The Orgasm Gap"? {sounds of crickets plays} That's what I figured. Let me explain: many women don't enjoy sex. In fact, 50% never expect an orgasm while being intimate. And previously, I always thought I was giving it an A+ between the sheets, but my partners weren't ever coming back for round two. I had never fulfilled their needs.

Westin: And no, it's not just me. 7 out of 10 women are used to faking it with a partner! Sex ain't fair and that ain't fair.

Westin: I decided to dig a little deeper and found out there weren't any sexual wellness brands out there that successfully solved this problem. That's why I started WOO, to finally close that "Orgasm Gap". Over 150,000 current WOO customers seem to think we're doing a pretty good job, and nearly 25% of our orders are subscriptions for people who need regular Woo. But a lot of people out there still have the wrong misconceptions about these kinds of products.

Male student 1: All men engage in masturbation, but women just aren't interested.

Westin: Wrong. Between 40-60% of women do engage in self-pleasure, and with the right tools & guidance that number could be higher. We all have the same intimate needs and desires.

Male student 2: I'm not sure I need this class. I learn everything I need to know from…. "short films".

Westin: Those "films" that you watch aren't an accurate representation of what women want. Trust me.

Male student 2: Ok, so tell us, how has WOO helped all these couples in the bedroom and how can it take our skills to another level?

Westin: Thought you'd never ask.

Westin: I've caught wind of some guys claiming that if she needs lube, he must be lacking in the bedroom. Let's set the record straight—using lube doesn't mean anything negative; in fact, it enhances the experience for everyone involved. That's precisely why, at WOO, we crafted our exquisite coconut love oil. Unlike some other brands that resort to harmful chemicals, our formula is not only body-safe but also edible, adding an extra layer of excitement to your foreplay. Did I mention we're not just selling a bottle of lube every 7 minutes? We also proudly earned Cosmopolitan's coveted lube award, complete with a trophy emoji.

Westin: After mastering our lube game, we heard our community's desire for more in the bedroom—enter Toys! Addressing the intimidation factor, we educate on their complementary role. Our mission: design aesthetically pleasing, non-intimidating toys focusing on pleasure. You remain the favorite; think of the toy as your sidekick. Our toys rate 4.9/5 by the community and checkout these 5-star reviews below!

Male couple 1: These products have given us a new enthusiasm. We're both in our 40s, and it's like we discovered each other again, like we did fourteen years ago.

Female couple 1: I can't express how much this has changed the game.

Westin: But we're not here to sell you products. We're here to get you into bed with us. Consider this YOUR call to action to help more people find the joy of equal pleasure. On top of our online store and Amazon, we can be found in Nordstrom, Anthropologie, Revolve and Walmart among many other retailers. But there's still a lot of work to be done to keep this passion train moving.

Westin: We are currently raising capital, and there has never been a better time to join us. To date, we have over $10m in lifetime revenue, and a 52% returning customer rate—that's 2x the average. Not only that, in 2023 alone, we have added 200 new points of distribution along with 25 new retail accounts. I can confidently say; there's nobody in the intimate wellness space doing it like we are at WOO.

Westin: So, from me and all of us at WOO, let's close that orgasm gap together. We know that life is hard, so, let's make sex easy, together. Night, night.

Sources:

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5087699/
https://www.huffpost.com/entry/why-do-women-fake-orgasms_n_5df1296ce4b01e0f2958bdd3#:~:text=Almost%2070%25%20of%20heterosexual%20women,at%20one%20time%20or%20another
July 2023 Shopify orders shipped, 23% of orders were subscription
https://greatist.com/health/how-often-do-women-masturbate#female-masturbation-frequency
Returning customer rate 52% (Q3 to date until 8/24/2023); industry average is 25.9% (Cosmetics) source:
https://www.shopify.com/enterprise/ecommerce-customer-retention

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "WOO ESSENTIALS, INC.",
FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JANUARY, A.D.
2024, AT 9:13 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7983307 8100

SR# 20240201183

Authentication: 202642064

Date: 01-23-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

WOO ESSENTIALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Woo Essentials, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows.

1.   The name of this corporation is Woo Essentials, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on May 22, 2020 under the name Woo Essentials, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on January 23, 2024.

By: *Mackenzie Swan*

Name: Mackie Swan

Title: Chief Executive Officer

WOO ESSENTIALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Woo Essentials, Inc. (the "*Corporation*").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street – Corporation Trust Center, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
DEFINITIONS

As used in this Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, this "*Restated Certificate*"), the following terms have the meanings set forth below:

"*Board*" means the Board of Directors of the Corporation.

"*Board Composition*" means that for so long as at least 25% percent of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% percent of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, voting together on an as-converted basis, are entitled to elect three directors of the Corporation (the "*Preferred Directors*") and the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Corporation (each, a "*Common Director*").

"*Capitalization Change*" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"*Original Issue Price*" means $0.91 per share for Series Seed Preferred Stock and $1.06027 per share for Series Seed Prime Preferred Stock.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

Immediately upon the filing of this Restated Certificate, each 1 share of the Corporation's outstanding Common Stock (the "*Old Common*") shall be converted into 1 fully paid and nonassesable share of the Corporation's Voting Common Stock (as defined below), automatically and without any action by the holder thereof, and shall represent such shares of Voting Common Stock from and after the date and time of such filing (the "*Reclassification*"). No fractional shares shall be issued in connection the Reclassification, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Voting Common Stock. The holders of Old Common outstanding as of the date hereof may surrender the certificate or certificates representing the Old Common to the Corporation, or shall deliver an affidavit of loss to the Corporation, at its principal executive office. Upon surrender of such certificate(s) or delivery of an affidavit of loss, the Corporation shall (i) issue and send to the holder thereof or to such holder's designee, at the address designated by such holder, certificates for the number of shares of Voting Common Stock to which such holder is entitled after giving effect to the Reclassification, and (ii) pay to the holder cash in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon the combination and conversion of the shares represented by all such certificates held by such person, in each case based upon the fair market value of a single share of the applicable series of Old Common on the date hereof as determined by the Board. Regardless of when a holder delivers his, her or its certificates to the Corporation, such holder shall be deemed to have ceased to be a stockholder of record of the shares of Old Common previously held by him, her or it that are so converted and exchanged, and to have become a stockholder of record of the Voting Common Stock issuable to him, her or it in connection with the Reclassification, as of the date and time of filing of this Restated Certificate. For the avoidance of doubt, all share and per share numbers set forth herein give effect to the Reclassification.

The total number of shares of all classes of stock that the Corporation has authority to issue is 17,586,918, consisting of (a) 16,000,000 shares of Common Stock of the Corporation, $0.00001 per share ("*Common Stock*"), and (b) 1,586,918 shares of Preferred Stock of the Corporation, $0.00001 per share ("*Preferred Stock*"). The class of Common Stock shall be subdivided into two series consisting of 14,000,000 shares designated as Voting Common Stock, (the "*Voting Common Stock*"), and 2,000,000 shares designated as Non-Voting Common Stock (the "*Non-Voting Common Stock*"). For the avoidance of doubt, the Voting Common Stock and the Non-Voting Common Stock are separate series within the class of Common Stock, and not separate classes of stock. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 549,451 shares of Preferred Stock are hereby designated "*Series Seed Preferred Stock*" and 1,037,467 shares of Preferred Stock are hereby designated "*Series Seed Prime Preferred Stock*."

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **Voting Common Stock – General.** The voting, dividend and liquidation rights of the holders of Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting Common Stock – Voting.** The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written consents

in lieu of meetings). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination.

3. **Non-Voting Common Stock – General.** Subject to Section 4 of Part A of this Article V, shares of Non-Voting Common Stock shall have the same rights, privileges and limitations as shares of Voting Common Stock. The dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

4. **Non-Voting Common Stock – No Voting.** Except as required by law, shares of Non-Voting Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter with respect to such shares of Non-Voting Common Stock.

5. **Changes in Authorized Shares of Common Stock.** The number of authorized shares of Common Stock (including, for the avoidance of doubt, any series of Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share

ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, on a pari passu basis, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.   The value of such property, rights or securities will be determined in good faith by the Board.

2.   **Voting.**

2.1   General.   On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting),

each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Voting Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of any series of Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects such series of Preferred Stock;

(b)   increase or decrease the authorized number of shares of any series of Preferred Stock;

(c)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(d)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(e)   otherwise enter into or be a party to any transaction with any director, officer, or employee of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the *"Conversion Rights"*):

    3.1   Right to Convert.

    3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The *"Conversion Price"* for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, is subject to adjustment as provided in this Restated Certificate.

    3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

    3.2   Fractional Shares. No fractional shares of Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

    3.3   Mechanics of Conversion.

    3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a *"Contingency Event"*). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the *"Conversion Time"*), and the shares of Voting Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Voting Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the

number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Voting Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Voting Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Voting Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Voting Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or

fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

> (a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

> (b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Voting Common Stock in a number equal to the number of shares of Voting Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Voting Common Stock on the date of the event.

> 3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Voting Common Stock on the date of such event.

> 3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Voting Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Voting Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

> 3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Voting Common Stock into which it was convertible before the event, into the kind and amount of

securities, cash, or other property which a holder of the number of shares of Voting Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Adjustments for Diluting Issues</u>.

3.9.1 <u>Special Definitions</u>. For purposes of this Section 3.9, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board; or

(ix) shares of Common Stock issued pursuant to the Reclassification.

3.9.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would

have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock

deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

> (a) "*CP2*" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

> (b) "*CP1*" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

> (c) "*A*" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

> (d) "*B*" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

> (e) "*C*" means the number of such Additional Shares of Common Stock issued in such transaction.

> 3.9.5   <u>Determination of Consideration</u>. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

> > (a)   <u>Cash and Property</u>: Such consideration will:

> > > (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

> > > (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

> > > (iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

> > (b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued

pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Voting Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Voting Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12   Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Voting Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

7.1   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

7.2   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

7.3   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
STOCK REPURCHASES

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

WOO ESSENTIALS, INC.

AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Amended and Restated Stockholders' Agreement (this "**Agreement**") is dated as of the Agreement Date and is among the Company, each holder of Preferred Stock listed on **Schedule I** (together with any subsequent investors, or transferees, who become parties hereto as "Investors," the "**Investors**"), and those certain holders of Common Stock listed on **Schedule II** (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders," the "**Key Holders**").

A.   The Company, the Key Holders and certain of the Investors (the "**Prior Investors**") previously entered into that certain Stockholders' Agreement, dated as of June 9, 2022 (as amended, the "**Prior Agreement**"), in connection with the purchase of shares of Series Seed Prime Preferred Stock by certain of the Prior Investors.

B.   The Company is conducting a financing to raise up to $2,000,000 through the issuance and sale of up to 2,000,000 shares of Non-Voting Common Stock (including shares of Non-Voting Common Stock issued as "Bonus Shares" related to volume-based or time-based investment incentives) pursuant to Regulation Crowdfunding on or after the date hereof (such offering, the "**Crowdfunding Offering**").

C.   In connection with the Crowdfunding Offering, the Prior Investors desire to (i) amend and restate certain provisions of the Prior Agreement as set forth herein and (ii) accept the rights and obligations created pursuant to this Agreement in lieu of the rights and obligations set forth in the Prior Agreement.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules to this Agreement have the meanings set forth in **Exhibit A**.

2.   **CAPITAL STOCK RIGHTS AND OBLIGATIONS**. The parties desire to enter into this Agreement to set forth their agreements and understandings with respect to the rights and obligations of the shares of the Company's capital stock. **Exhibit B**, containing the terms and conditions of this Agreement, is hereby incorporated herein by reference in its entirety.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules to this Agreement) together with the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A
DEFINITIONS

"**Agreement Date**" means January 23, 2024.

"**Board**" means the Board of Directors of the Company.

"**Board Designee**" means any member of the Board designated pursuant to Section 4 of this Agreement.

"**Common Director**" shall have the meaning ascribed to such term in the Restated Certificate.

"**Common Stock**" means, collectively, the Voting Common Stock and the Non-Voting Common Stock.

"**Voting Common Stock**" means the Company's Voting Common Stock.

"**Non-Voting Common Stock**" means the Company's Non-Voting Common Stock.

"**Company**" means Woo Essentials, Inc.

"**Governing Law**" means the laws of the state of Delaware.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Delaware.

"**Major Investor**" means each Investor that holds at least 470,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization).

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Director**" shall have the meaning ascribed to such term in the Restated Certificate.

"**Preferred Stock**" means, collectively, the Series Seed Preferred Stock combined with the Series Seed Prime Preferred Stock, each as defined below.

"**Restated Certificate**" means that certain Amended and Restated Certificate of Incorporation of the Company, dated as of the Agreement Date, as amended and/or restated from time to time and in effect.

"**Series Seed Preferred Stock**" means the Company's Series Seed Preferred Stock.

"**Series Seed Prime Preferred Stock**" means the Company's Series Seed Prime Preferred Stock.

295965967 v4

SCHEDULE I

INVESTORS

Name, Address and E-Mail of Investor

Dear Media, LLC
[Redacted]

Dream Fund I LP
[Redacted]

Jon M Callahan
[Redacted]

Tyler Breton
[Redacted]

Bandacor, LLC
[Redacted]

SCHEDULE II

KEY HOLDERS

Name, Address and E-Mail of Key Holder

Bosstick, Inc.
[Redacted]

Westin Mitchell
[Redacted]

Moncada Marketing, Inc.
[Redacted]

Mackenzie Swan
[Redacted]

EXHIBIT B

AGREEMENT TERMS

1.   **COVENANTS OF THE COMPANY**.

   1.1   Information Rights.

        1.1.1   <u>Basic Financial Information</u>. The Company will furnish to each Major Investor, when available, (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

        1.1.2   <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement will have access to any trade secrets or confidential information of the Company. The Company will not be required to comply with any information rights of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of 10% or more of a competitor. Each Investor will keep confidential and will not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms and conditions of this Agreement other than to any of the Investor's attorneys, accountants, consultants and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

        1.1.3   <u>Inspection Rights</u>. The Company will permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

   1.2   Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Preferred Stock, or (b) provide all such future investors other contractual terms such as registration rights, the Company will provide substantially equivalent rights to the Investors with respect to the shares of Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Investor's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything in this Agreement to the contrary, subject to the provisions of Section 5.10, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then-outstanding shares of Preferred Stock held by all Investors, this Agreement (excluding

any then-existing and outstanding obligations) will be amended and restated by and into such Next Financing Documents and will be terminated and of no further force or effect.

1.3 **Assignment of Company's Preemptive Rights**. The Company will maintain a right of first refusal with respect to transfers of shares of Common Stock (other than shares of Voting Common Stock issued upon conversion of Preferred Stock) by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company will assign such right of first refusal to the Major Investors. In the event of such assignment, each Major Investor will have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of Voting Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by such Major Investor, to (b) the number of shares of Voting Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by all Major Investors.

1.4 **Reservation of Voting Common Stock**. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of all outstanding shares of Preferred Stock, all Voting Common Stock issuable from time to time upon conversion thereof.

1.5 **Matters Requiring Preferred Director Approval**. So long as the holders of Preferred Stock are entitled to elect any Preferred Director, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board, which approval must include the affirmative vote of the at least one Preferred Director:

1.5.1   incur any aggregate indebtedness in excess of $150,000 that is not already included in a budget approved by the Board, other than trade credit incurred in the ordinary course of business.

2. **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

2.1 **Limitations on Disposition**. Each Person owning of record shares of Voting Common Stock issued or issuable pursuant to the conversion of the shares of Preferred Stock and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such Person, a "**Holder**") will not make any disposition of all or any portion of any Securities unless:

(a)   there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Section 2.1(a) and Section 2.1(b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, corporation or venture capital

Exhibit B-2

fund to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms and conditions of this Agreement to the same extent as if the transferee were an Investor under this Agreement.

2.2 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder and Key Holder, and any transferee thereof (each, a "**Stockholder**"), will not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by such Stockholder, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "**IPO**") filed under the Securities Act. For purposes of this Section 2.2, "**Company**" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 2.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Stockholder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period. Each Stockholder will enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third-party beneficiaries of this Section 2.2 and will have the right, power and authority to enforce the provisions of this Section 2.2 as though they were parties hereto.

2.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Voting Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Preferred Stock), (ii) the holders of a majority of the shares of Voting Common Stock then issued or issuable upon conversion of the shares of Preferred Stock then-outstanding and (iii) the Board, then each Stockholder, including, for the avoidance of doubt, the holders of Non-Voting Common Stock, will vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 2.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 2.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

Exhibit B-3

2.4   Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder need not comply with Section 2.3 in connection with any proposed sale of the Company (the "**Proposed Sale**") unless:

(a)   any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for such holder's shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of a majority of the shares of Preferred Stock then outstanding elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of a majority of the shares of Preferred Stock then outstanding elect to receive a lesser amount, the aggregate

consideration receivable by all holders of Preferred Stock and Common Stock will be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

3. **PARTICIPATION RIGHT**.

    3.1 **General**. Each Major Investor has the right of first refusal to purchase the Major Investor's Pro Rata Share of any New Securities (each as defined below) that the Company may from time to time issue after the Agreement Date; provided, however, the Major Investor will have no right to purchase any such New Securities if the Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D of the Securities Act. A Major Investor's "**Pro Rata Share**" means the ratio of (a) the number of shares of Voting Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by such Major Investor, to (b) the Fully-Diluted Share Number. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

    3.2 **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Voting Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split, stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) up to 2,000,000 shares of Non-Voting Common Stock issued pursuant to the Crowdfunding Offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

    3.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it will give notice to each Major Investor of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Investor will have 10 days from the date of the Notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

3.4 Failure to Exercise. If the Major Investors fail to exercise in full the right of first refusal within the 10-day period, then the Company will have 120 days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Notice to the Major Investors. If the Company has not issued and sold the New Securities within the 120-day period, then the Company will not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Investors pursuant to this Section 3.

4. ELECTION OF BOARD OF DIRECTORS; PROXY.

4.1 Voting; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder will vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder and entitled to vote to elect members of the Board (the "**Voting Shares**"), or cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) the Chief Executive Officer of the Company, who as of the Agreement Date is Mackenzie Swan (the "**CEO Director**"), to serve as a Common Director, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Voting Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(b) two individuals designated from time to time in a writing delivered to the Company and signed by Key Holders who then hold a majority of the then-outstanding shares of Voting Common Stock held by all Key Holders, each to serve as a Common Director;

(c) two individuals designated from time to time in a writing delivered to the Company and signed by Dear Media LLC, for so long as Dear Media LLC and its affiliates continue to own beneficially at least 250,000 shares of Voting Common Stock (including shares of Voting Common Stock issued or issuable upon conversion of the Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), to serve as Preferred Directors; and

(d) one individual designated from time to time in a writing delivered to the Company and signed by Dream Fund I LP, for so long as Dream Fund I LP and its affiliates continue to own beneficially at least 250,000 shares of Voting Common Stock (including shares of Voting Common Stock issued or issuable upon conversion of the Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), to serve as a Preferred Director.

4.2 Proxy. Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder will not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and will appoint, the then-current Chief Executive Officer of the Company as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with

this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner that is inconsistent with the terms and conditions of this Agreement, all of the Stockholder's Voting Shares or shares of capital stock eligible to vote on a particular matter, or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

5. GENERAL PROVISIONS.

5.1 Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. A Stockholder will not transfer Shares unless each transferee has agreed, to the reasonable satisfaction of the Company, to be bound by the terms and conditions of this Agreement.

5.2 Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

5.3 Counterparts; Manner of Delivery. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this **Exhibit B** will be deemed to be references to the sections contained in this **Exhibit B**, unless otherwise specifically stated in this Agreement.

5.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or **Schedule I** and **Schedule II**, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 5.5.

5.6   Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

5.7   Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investors holding a majority of the then-outstanding shares of Preferred Stock (or Voting Common Stock issued on conversion thereof); provided, however, that (i) any amendment to, termination of or waiver of Section 4.1(b) and this Section 5.7(i) will also require the additional written consent of Key Holders holding a majority of the outstanding shares of Voting Common Stock then held by all of the Key Holders, (ii) any amendment to, termination of or waiver of Section 4.1(c) and this Section 5.7(ii) will also require the additional written consent of Dear Media LLC, for so long as Dear Media LLC has the right to designate a director pursuant to Section 4.1 and (iii) any amendment to, termination of or waiver of Section 4.1(d) and this Section 5.7(iii) will also require the additional written consent of Dream Fund I LP, for so long as Dream Fund I LP has the right to designate a director pursuant to Section 4.1. Notwithstanding the foregoing, the addition of a party to this Agreement in accordance with Section 5.12, Section 5.13 or Section 5.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 5.7 will be binding upon the Investors, the Key Holders, each transferee of the shares of Preferred Stock (or Voting Common Stock issuable upon conversion thereof) or Voting Common Stock from an Investor or Key Holder, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Documents in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org will be considered an amendment to this Agreement provided that it is done in accordance with this Section 5.7.

5.8   Severability. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

5.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring. No waiver of any single breach or default will be deemed a waiver of any other breach or default regardless of whether the other breach or default occurred before or after the waiver. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any terms or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

5.10   Termination. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Section 1, Section 3 and Section 4 will terminate immediately prior to the closing of the IPO, (y) notwithstanding anything to the contrary in this Agreement, this Agreement (excluding Section 2.3 (but only for so long as such provisions remain applicable to such Proposed Sale)) will terminate upon the closing of a Deemed Liquidation Event (as defined in the Restated

Certificate) and (z) notwithstanding anything to the contrary in this Agreement, Section 1.1.2 will survive any termination of this Agreement.

5.11 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) will not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and will not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

5.12 **Additional Investors**. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing a counterpart signature page hereto or an adoption agreement in a form reasonably satisfactory to the Company agreeing to be bound by and subject to the terms of this Agreement as an Investor hereunder. Such person shall thereafter be deemed an Investor for all purposes under this Agreement.

5.13 **Additional Key Holders**. In the event that, after the Agreement Date, the Company enters into an agreement with any Person to issue (i) shares of Voting Common Stock to such Person, following which such Person will hold shares of capital stock of the Company constituting 1% or more of the Company's then outstanding capital stock (treating for this purpose all shares of Voting Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), or (ii) shares of Non-Voting Common Stock, then the Company will (x) with respect to the Persons acquiring shares described in clause (i) above, cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement, and (y) with respect to the Persons acquiring shares described in clause (ii) above, use commercially reasonable efforts to cause such Person to become party to this Agreement, in each case by executing a counterpart signature page to this Agreement or an adoption agreement in a form reasonably satisfactory to the Company, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and thereafter such Person will be deemed a Key Holder for all purposes under this Agreement.

5.14 **Amendment and Restatement of Prior Agreement**. For the avoidance of doubt, the Prior Agreement is hereby amended and restated in its entirety by this Agreement and is hereby superseded and of no further force and effect. Notwithstanding anything in this Agreement to the contrary, including the amendment and restatement of the Prior Agreement effected hereby, the Company and each Investor and Key Holder that is party to the Prior Agreement (as defined in the Prior Agreement) hereby agree that Sections 1, 2, 3, 4.1.2 and 8 of Exhibit B of the Prior Agreement as defined in the Prior Agreement) shall continue in full force and effect with respect to the Company and such Investors and Key Holders.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Exhibit B-9

The parties to this Agreement have executed this Agreement as of the date and year first written above.

COMPANY:

WOO ESSENTIALS, INC.

By: _Mackenzie Swan_____

        Name: Mackenzie Swan
        Title: Chief Executive Officer

[SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT]

The parties to this Agreement have executed this Agreement as of the date and year first written above.

INVESTOR:

DEAR MEDIA, LLC

By: _Michael Bosstick_

Name: Michael Bosstick

Title: Chief Executive Officer

[SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT]

The parties to this Agreement have executed this Agreement as of the date and year first written above.

INVESTOR:

DREAM FUND I LP
BY: DREAM VENTURES LLC, GENERAL PARTNER

By: _Richard Blankenship_____

Name: _Richard Blankenship_____

Title: _CEO_____

[SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT]

The parties to this Agreement have executed this Agreement as of the date and year first written above.

KEY HOLDER:

_Mackenzie Swan_____
MACKENZIE SWAN

The parties to this Agreement have executed this Agreement as of the date and year first written above.

KEY HOLDER:

_Westin Mitchell_____
WESTIN MITCHELL

The parties to this Agreement have executed this Agreement as of the date and year first written above.

KEY HOLDER:

BOSSTICK, INC.

By: _Michael Bosstick_

Name: __Michael Bosstick__

Title: __CEO__

The parties to this Agreement have executed this Agreement as of the date and year first written above.

INVESTOR (if an entity):

Name of Investor: _____

By: _____

Name: _____
Title: _____

E-mail: _____

Address: _____
_____
_____

INVESTOR (if an individual):

Name of Investor: _____

Signature: _____

E-mail: _____

Address: _____
_____
_____

[SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT]

The parties to this Agreement have executed this Agreement as of the date and year first written above.

KEY HOLDER (if an entity):

Name of Investor: _____

By: _____

Name: _____
Title: _____

E-mail: _____

Address: _____
_____
_____

KEY HOLDER (if an individual):

Name of Investor: _____

Signature: _____

E-mail: _____

Address: _____
_____
_____

[SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT]

Exhibit G – TTW

Disclosure for email signature:
Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

EMAIL 1: PRE-LAUNCH NOTICE
Segment: Prospective Investors

Hi Natalie,

Hope you are enjoying the holiday season.

It's been a busy 2023 at Woo! We've launched in dozens of new retail accounts - including retailers like GoPuff, CO Bigelow, Anthropologie & more – reached $10M lifetime revenue, achieved 189% Amazon growth YTD, and submitted our FDA application for medical device approval on our hero SKU. Not to mention, we received a top industry award & raised more than $250k in funding from current investors who chose to increase their equity stake in Woo over the last few months.

I am incredibly excited to share that in celebration of our brand's growth, we are opening a new investment opportunity to our community that will be live next month. It is the first & only time we are inviting our community to become owners in our company!

You can see more on our recent traction here. If you'd like to learn more, let me know & I'm happy to set up a Zoom or phone call.

Cheers & wishing you a wonderful end to 2023,
Mackie

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Segment: Super connectors

Hi Natalie,

Hope you are enjoying the holiday season.

It's been a busy 2023 at Woo! We've launched in dozens of new retail accounts - including retailers like GoPuff, CO Bigelow, Anthropologie & more – reached $10M lifetime revenue, achieved 189% Amazon growth YTD, and submitted our FDA application for medical device approval on our hero SKU. Not to mention, we received a top industry award & raised more than $250k in funding from current investors who chose to increase their equity stake in Woo over the last few months.

I am incredibly excited to share that in celebration of our brand's growth, we are opening a new investment opportunity to our community that will be live next month. It is the first & only time we are inviting our community to become owners in our company!

You can see more on our recent traction here. If you know anyone that might be interested in ==getting an early look at this== opportunity before it goes public, please let me know. I'm super grateful for your continued support!

Cheers & wishing you a wonderful end to 2023,
Mackie

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Segment: Current Investors

Hi Natalie,

Hope you are enjoying the holiday season.

If you've been following along with our monthly reports, you already know it's been a busy 2023 at Woo! We've launched in dozens of new retail accounts - including retailers like GoPuff, CO Bigelow, Anthropologie & more – reached $10M lifetime revenue, achieved 189% Amazon growth YTD, and submitted our FDA application for medical device approval on our hero SKU. Not to mention, we received a top industry award & raised more than $250k in funding from current investors who chose to increase their equity stake in Woo over the last few months.

I am incredibly excited to share that in celebration of our brand's growth, we are opening a new investment opportunity to our community that will be live next month. It is the first & only time we are inviting our community to become owners in our company!

You can see more on our recent traction here. If you're interested in learning more, or know someone who would like ==an early look at this== opportunity before it goes public, please let me know. I'm super grateful for your continued support!

Cheers & wishing you a wonderful end to 2023,
Mackie

P.S. Want a refresher on equity crowdfunding? If so, read more here!

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Segment: VIP customers

Hi Mike,

You don't know me personally, but I feel immensely grateful for the support you've shown our brand. My name is Mackie and I'm the CEO of Woo More Play, and you've consistently been one of our top customers. In fact, I'm only sending personal emails like this one to **15** of our most supportive customers. Thank you, from the bottom of my heart, for your business & support!

I'm reaching out today with a unique message, and one that I thought you'd be interested in learning about. First, I should fill you in on the busy 2023 we've had at Woo! We've launched in dozens of new retail accounts – like GoPuff, CO Bigelow, Anthropologie & more – reached $10M lifetime revenue, won a top industry award, and we've been featured in incredible publications like Glamour, Vogue, Men's Health, GQ and many, many more. We could not have accomplished any of this without the help of customers like you!

In celebration of our brand's growth, we are opening an exciting new opportunity to our community that will go public next month. It will be the first and only time we've invited our community to become owners in our company. That's right, we're launching a community crowdfunding round!

Why would this matter to you? Well, as part of this community campaign, our customers will have the opportunity to invest in Woo More Play (for as little as $250!) and receive incredible perks. For example – a free annual subscription, an opportunity to help us design our next product, a dinner with the founding team, and much more.

Since you're already a regular customer, I thought you might be interested in joining Woo as an equity owner. That way, you can own a piece of our company and receive some free products in exchange.

If you'd like to learn more, let me know & I'm happy to set up a Zoom or phone call to share more about what this means for our community.

And either way – thank you, again, for supporting our small business. It means much more than you know!

Warmly,
Mackie

P.S. Would you like to learn more about "community rounds" & equity crowdfunding? If so, read more here! 😊

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be

received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Segment: Personal Cheerleaders

Hi Scott,

Hope you are enjoying the holiday season! I'm reaching out today to share an exciting update for Woo.

It's been a busy 2023 for our brand! We've launched in dozens of new retail accounts - including retailers like GoPuff, CO Bigelow, Anthropologie & more – reached $10M lifetime revenue, achieved 189% Amazon growth YTD, and submitted our FDA application for medical device approval on our hero SKU. Not to mention, we received a top industry award & raised more than $250k in funding from current investors who chose to increase their equity stake in Woo over the last few months.

I am incredibly excited to share that in celebration of our brand's growth, we are opening a new investment opportunity to our community that will be live next month. It is the first & only time we are inviting our community to become owners in our company!

If you know anyone that might be interested in getting an early look at this opportunity before it goes public, please let me know. I'm super grateful for your continued support!

Cheers & wishing you a wonderful end to 2023,
Mackie

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

EMAIL 2: SECOND PRE-LAUNCH NOTICE
Segments: all
**forward original email if possible?

Hi Natalie,

I'm reaching out one last time before our upcoming community round goes public next week. We are super excited to launch the campaign & have already received immense support from our friends, family & customers ahead of the launch!

As a quick reminder, WOO More Play is a women's sexual wellness brand with one of the highest-rated organic lubricants on the market today:

- Every 7 minutes we sell a bottle of lube - and our products are award-winning!
- 150,000+ customers and $10M+ lifetime revenue

- Top performing intimacy brand at retailers like Revolve, Anthropologie, CO Bigelow, Derm to Door and more
- Featured in VICE, Women's Health, GQ, Refinery29, Vogue, mindbodygreen, Men's Health, Cosmopolitan & more top publications
- Strong customer retention, with 23% of orders being subscription and a 52% returning customer rate

To support our continued growth in the sexual wellness space, we are launching a community round with StartEngine next week. If you know someone who might be interested in the opportunity, I would love to connect this week ahead of the public launch on Dec 15.

Let me know if it makes sense to schedule a call, and thank you so much for the support!

Cheers,
Mackie

Disclosure: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

EMAIL 3: LAUNCH DAY!
Segments: all

Hi Natalie,

I am SO excited to share that Woo More Play is now live & raising capital on StartEngine! Due to our continued growth in the organic sexual wellness space, we're inviting our community to deepen its relationship with Woo as equity owners in our company.

This is an incredible moment for us as we reflect on how much we've accomplished in the last year, and we're grateful to share this opportunity with you as a thank you for your continued support.

What exactly is equity crowdfunding?
Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

Historically, startups could only offer & sell securities to accredited investors who met strict criteria under federal & state regulation requirements. But under the JOBS Act, startups like Woo More Play are now able to invite the general public to invest capital in crowdfunding campaigns.

Why should I invest?

- Woo has $10M lifetime revenue & 150,000+ customers – we're growing!

- Our retail partnerships include Anthropologie, Revolve, CO Bigelow & others

- Woo products are award-winning, and have been recommended by leading publications like Cosmopolitan, Glamour, Women's Health, VICE, GQ & more

- You'll receive incredible perks – a few examples are free annual subscriptions, the chance to help us design our next product, and an invitation to dinner with Woo's founders: Lauryn Bosstick, Michael Bosstick & Westin Mitchell

What's next:

- You can check out the details of our campaign here. This includes our business growth, financials, investor perks & more

- Sign-up for your free StartEngine account here – it's super easy & quick!

- Hit the "Follow" button on our campaign page to follow along our journey and receive updates throughout our campaign

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our investor community!

All my best,
Mackie Swan
WOO More Play



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Hello, Kolbie

Thank you for your interest in becoming an owner of WOO More Play!

Now that you're on the list, you'll be the first to know about a BIG announcement cumming soon.

Hint: It's all part of our mission to close the orgasm gap.

Stay tuned.

-The WOO Team

@WOOMOREPLAY
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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